21004908

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SEC FILE NUMBER
8-15885

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2020 (MM/DD/YY) AND ENDING 9/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: U.S. Boston Capital Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Old Bedford Road
(No. and Street)

Lincoln (City) MA (State) 01773 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Diane Hunt (Name) 781-676-5941 (Area Code – Telephone Number) dhunt@usboston.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Edelstein & Company LLP
(Name – if individual, state last, first, and middle name)

160 Federal Street (Address) Boston (City) MA (State) 02110 (Zip Code)

8/11/2009 (Date of Registration with PCAOB)(if applicable) 3376 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah A Kessinger, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of U.S. Boston Capital Corporation, as of September 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Deborah A. Kessinger

Title: President

Amanda J. Scott

Notary Public

Amanda J. Scott
Notary Public, Commonwealth of Massachusetts
My Commission Expires December 2, 2027

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

U.S. Boston Capital Corporation
September 30, 2021

Financial Statements
Report Pursuant to 17a-5(d) and
Supplementary Information and
Report of Independent Registered Public Accounting Firm

U.S. BOSTON CAPITAL CORPORATION

Table of Contents

edelstein

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
U.S. Boston Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of U.S. Boston Capital Corporation as of September 30, 2021, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of U.S. Boston Capital Corporation as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to U.S. Boston Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1; Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 Exhibit A; and Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3, (collectively the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of U.S. Boston Capital Corporation's financial statements. The supplemental information is the responsibility of U.S. Boston Capital Corporation management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edelstein & Company LLP   160 Federal Street   9th Floor   Boston, MA 02110   edelsteincpa.com   A Member of AGN International Ltd

We have served as U.S. Boston Capital Corporation's auditor since 2021.

Edelstein & Company LLP

Boston, Massachusetts
November 23, 2021

U.S. BOSTON CAPITAL CORPORATION

Statement of Financial Condition
September 30, 2021

Assets		
Cash	$	20,817
Restricted cash		10,000
Marketing, distribution and commissions receivable		
Affiliates		213,108
Other		7,020
Marketable securities, at fair value		975,000
Prepaid expenses and other current assets		51,975
Total assets	**$**	**1,277,920**

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable		
Affiliates	$	190,283
Other		12,000
Accrued expenses		67,598
Accrued income taxes (due to parent)		3,196
Deferred tax liability		129,767
Total liabilities		**402,844**
Stockholder's equity		
Common stock, $.10 par value; 150,000 shares authorized, issued and outstanding		15,000
Additional paid-in capital		38,730
Retained earnings		821,346
		875,076
Total liabilities and stockholder's equity	**$**	**1,277,920**

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Operations
For the Year Ended September 30, 2021

Revenue	
Service fees	$ 2,759,756
Private placement fees	4,458,975
Marketing and distribution fees	2,559,161
Sales compensation fee	1,179,663
Trading commissions	46,097
Gains on marketable securities	224,272
Other investment income	22,970
Total operating revenue	11,250,894
Expenses	
Commission expense	6,525,470
Overhead expense pursuant to expense sharing agreement	3,985,400
NTF platform fees	331,145
Additional overhead expense	28,168
Marketing expense	94,765
Regulatory fees and assessments	48,157
Professional expenses	60,940
Miscellaneous expenses	7,373
Total operating expenses	11,081,418
Income before income taxes	169,476
Income tax expense	51,896
Net income	$ 117,580

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2021

	Common Stock		Additional		
	Number of shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance at September 30, 2020	150,000	$ 15,000	$ 38,730	$ 703,766	$ 757,496
Net income	-	-	-	117,580	117,580
Balance at September 30, 2021	150,000	$ 15,000	$ 38,730	$ 821,346	$ 875,076

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Cash Flows
For the Year Ended September 30, 2021

Cash flows from operating activities		
Net income	$	117,580
Adjustments to reconcile net income to net cash provided by operating activities:		
Gains on marketable securities		(224,272)
Reinvested dividend income and capital gain		(22,970)
Deferred income taxes		51,496
Private placement fees received in convertible loan notes in lieu of cash		(1,590,000)
Commission expense paid in convertible loan notes in lieu of cash		1,590,000
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Marketing, distribution and commissions receivable		(36,026)
Prepaid expenses and other current assets		(8,191)
Increase (decrease) in:		
Commissions payable		29,911
Accrued expenses		(4,609)
Net cash used in operating activities		(97,081)
Cash flows from investing activities		
Proceeds from sale of marketable securities		100,000
Net cash provided by investing activities		100,000
Net increase in cash and restricted cash		2,919
Cash and Restricted Cash at beginning of year		27,898
Cash and Restricted Cash at end of year	$	30,817
Reconciliation of cash and restricted cash to the statement of financial condition		
Cash	$	20,817
Restricted cash		10,000
	$	30,817
Supplemental disclosures of cash flows information:		
Cash paid during the year for:		
Income taxes	$	3,523

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

U.S. Boston Capital Corporation (the "Company") is a wholly owned subsidiary of U.S. Boston Corporation (the "Parent"), with its principal office and place of business in Lincoln, Massachusetts. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Prior to October 4, 2020, the Company operated under SEC Rule 15c3-3 and was considered a carrying broker/dealer. On October 3, 2020, the Company amended its FINRA membership (effective October 4, 2020) to claim an exemption from provisions of SEC Rule 15c3-3 under the exemptive provision of 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) as the Company no longer holds customer funds or safekeeps customer securities.

The Company conducts its general securities business as an introducing broker-dealer clearing through Cero's Financial Services, Inc. The Company acts as the principal underwriter for and the distributor of the Pear Tree mutual funds. The Company also acts as placement agent for private placements of limited liability companies formed and managed by an affiliated registered investment advisor, Pear Tree Partners, LP ("Pear Tree Partners").

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers includes commissions from investment companies, sales compensation, service fees, private placement fees and trading commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company typically recognizes revenue and expenses related to marketing and distribution fees and sales compensation fees over the performance obligation period which generally occurs monthly or quarterly. The Company has adopted the practical expedient for recognizing commission expense when paid, as contracts generally do not extend beyond one year.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Commissions Investment Company

Sale of investment company commissions which are distribution and marketing fees, are recognized in the month they are earned.

Sales Compensation

Sales compensation is from sales of Pear Tree mutual funds. Income is earned in the month received.

Service Fees

Service fees are received as needed to support additional distribution and servicing efforts. These fees are recognized in the period they are received as the amounts are not determined and constraint not satisfied until such time. The Company also generates commissions when acting as an agent for customer securities transactions.

Private Placement

Revenue from private placements is recognized and earned at the point in time that the performance obligation is completed, which typically occurs on the transaction date. On occasion private placement fees are received and simultaneously paid out as commissions in the form of securities in lieu of cash and are recorded at the fair value of such securities received on the date all revenue recognition criteria are met. Management's estimate of the fair value of such securities is based primarily on the per share price of the underlying issuing company received in recent capital transactions for similar shares.

Trading Commissions

Trading commission revenues and expenses are recognized in the accounts on the trade date as the performance obligation is not satisfied until such time. In addition, the Company records revenues from contractually reimbursable expenses when incurred and invoiced.

Concentrations of Credit Risk

The Company maintains cash accounts with a high credit quality, Boston-based bank, the daily balances of which at times may exceed Federal Deposit Insurance Corporation (FDIC) limits. A substantial portion of the Company's revenue and expenses are attributable to affiliates under common control or managed by such affiliates.

Cash and Restricted Cash

Restricted cash represents amounts held for customers in a special reserve bank account in compliance with SEC Rule15c3-3, federal and other regulations. Accounting Standards require that in the statement of cash flows, amounts generally described as restricted cash and cash equivalents are included with cash when reconciling the beginning-of-period and end-of-period total amounts.

3. Income Taxes

The Company files a consolidated tax return with the Parent. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statements for a subsidiary as if it filed a separate return.

Deferred tax assets and liabilities are determined based on differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse. The deferred tax liability at September 30, 2021 relates to the unrealized gain on marketable securities.

The components of current and deferred income tax expense are as follows:

Current tax expense	
Federal	$ -
State	400
Total current tax expense	400
Deferred tax expense	
Federal	37,290
State	14,206
Total deferred tax expense	51,496
Total income tax expense	$ 51,896

Deferred tax liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Uncertain Tax Positions

Tax positions taken by the Company are required to be evaluated to determine whether they are more likely than not to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the more-likely-than-not criteria is required to be recognized in the financial statements. Generally, the Company is no longer subject to federal and state examinations by tax authorities for years prior to September 30, 2018. There are no uncertain tax positions that require accrual or disclosure at September 30, 2021.

3. Income Taxes (continued)

The Company accounts for interest and penalties related to uncertain tax positions as part of its income tax expense. No interest or penalties were recorded for the year ended September 30, 2021.

4. Related Party Transactions

The Company transacts business with affiliated parties through common control. Related party transactions occurring during the year ended September 30, 2021 are as follows:

The Company provides marketing, distribution, and promotional services to the Pear Tree mutual funds that are managed by Pear Tree Advisors, Inc., in accordance with 12b-1 distribution agreements. Such agreements provide for a fee at an annual rate of 0.25% of the average net asset values of Pear Tree Funds' ordinary shares. The Company earned $2,559,161 for the year ended September 30, 2021 under such agreements which are reported as marketing and distributions fees on the statement of operations. As of September 30, 2021 and 2020, the Company has a receivable of $213,108 and $177,656, respectively, for such distribution agreements.

Per a revenue sharing agreement with Pear Tree Advisors, Inc., the Company earned $1,179,663 of sales compensation for the year ended September 30, 2021, based on annual rates ranging from 0.25% (for ordinary shares) to 0.30% (for institutional shares) of the average net asset values of the Pear Tree mutual funds, for accounts of broker on record, for distribution and servicing efforts.

The Company earned service fees of $2,759,756 for the year ended September 30, 2021, from Pear Tree Advisors, Inc. to support distribution efforts of the Pear Tree mutual funds.

The Company earned private placement fees of $4,458,975, for the year ended September 30, 2021, from certain non-registered funds, which are advised by Pear Tree Partners, an entity under common control.

The Company invested in shares of two mutual funds managed by an entity under common control. These mutual funds are included in marketable securities in the statement of financial condition in the amount of $975,000. The Company received $22,970 of dividends and capital gain distributions and recognized a gain of $224,272 on these investments for the year ended September 30, 2021.

Commission revenue is disbursed to in-house representatives and selling group members pursuant to selling agreements and is recorded as commission expense in the statement of operations. The total commission expense for the period through September 30, 2021 was $6,525,470 of which $6,478,895 was paid to USB Corporation, an affiliate under common control with the Company. USB Corporation pays salaries of the Company's registered representatives. As of September 30, 2021, the Company has a commission payable of $190,283 to this affiliate.

4. Related Party Transactions (continued)

Pursuant to an expense sharing agreement with USB Corporation, an affiliate under common control, the Company paid the affiliate for certain salary, rent, and other expenses incurred by the affiliate on behalf of the Company. A total of $3,985,400 was incurred during the year ended September 30, 2021 under this agreement. In accordance with the expense sharing agreement, this amount is reassessed annually at the end of the fiscal year. In addition, the Company paid the affiliate $28,168 for actual variable expenses incurred on behalf of the Company.

5. Marketable Securities and Fair Value Measurements

Marketable securities consist of mutual funds and are carried at fair market value. Cost and market values at September 30, 2021 are summarized as follows:

	Market Value	Cost	Unrealized Gain
Quant Emerging Markets Fund	$ 423,551	$ 221,816	$ 201,735
Quant Foreign Value Small Cap Fund	551,449	305,298	246,151
Total	$ 975,000	$ 527,114	$ 447,886

Fair Value Hierarchy

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as of the measurement date. The standard specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). In accordance with ASC 820 the following summarizes the fair value hierarchy:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument in an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

5. Marketable Securities and Fair Value Measurements (continued)

Fair Value Hierarchy (continued)

Level 3 — Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The valuation methodologies used to determine fair value of the Company's marketable securities remain unchanged during the year ended September 30, 2021.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less than observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Changes in valuation techniques may result in transfers of an investment's assigned level within the hierarchy. There were no transfers during the year. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

Items Measured at Fair Value on a Recurring Basis

The Company's financial assets that are reported at fair value in the accompanying statement of financial condition as of September 30, 2021 are as follows:

	Fair Value Measurements			
	Level 1	**Level 2**	**Level 3**	**Total**
Mutual fund – diversified emerging markets	$ 423,551	$ -	$ -	$423,551
Mutual fund – foreign small/mid value	551,449	-	-	551,449
Total assets at fair value	$ 975,000	$ -	$ -	$975,000

The mutual funds were valued at the daily closing price as reported by the fund. These funds as a registered open-end mutual fund, are required to publish their daily net asset value and to transact at that price.

6. **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 ($250,000 prior to October 4, 2020) and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, however, at September 30, 2021, the Company had net capital of $647,007, or $547,007 in excess of its minimum net capital requirement, and its ratio of aggregate indebtedness to net capital was 0.42 to 1.

Part III of the most recent Focus Report of U.S. Boston Capital Corporation on Form X-17a-5 is available for examination or copying at the Boston regional office of the Securities and Exchange Commission or at the office of the Company, 55 Old Bedford Road, Lincoln, Massachusetts, 01773.

7. **Commitments and Contingencies**
From time to time, the Company is a party to certain claims and litigation incidental to its business. In addition, the Company has examinations performed by FINRA. FINRA has the ability to enforce penalties and fines. Management is of the opinion that the ultimate resolution of any known penalties and fines, either individually or in the aggregate, will not have a material impact of the Company's financial position.

8. **Risks and Uncertainties**
The ongoing COVID-19 pandemic may have a significant impact on the value of the Company's investment portfolio and the Company's affiliated entities investment operations. The Company is unable to estimate the financial effects that COVID-19 will have on its statement of condition and statement of operations due to the high level of uncertainties and unpredictable outcomes of the COVID-19 pandemic.

9. **Subsequent Events**
The Company has evaluated subsequent events through November 23, 2021, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition of or disclosure in the financial statements.

U.S. BOSTON CAPITAL CORPORATION

Schedule I

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2021

Total stockholder's equity	$	875,076
Add subordinated liabilities to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		875,076
Less non-allowable assets:		
Commissions receivable		29,844
Prepaid expenses and other current assets		51,975
		81,819
Haircuts on marketable securities		146,250
Total adjustments		228,069
Net capital	$	647,007
Aggregate indebtedness:		
Total aggregate indebtedness liabilities from statement of financial condition:		
Commissions payable	$	202,283
Accrued items		67,598
Accrued income taxes		3,196
Total aggregate indebtedness	$	273,077
Computation of net capital requirement		
Minimum net capital required	$	100,000
Excess net capital	$	547,007
Ratio: Aggregate indebtedness to net capital		0.42 to 1

The above computation does not differ materially from the computation reported by U.S. Boston Capital Corporation in Part II of the Focus Report on Form X-17a-5 at September 30, 2021.

U.S. BOSTON CAPITAL CORPORATION
Schedule II
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 Exhibit A
of the Securities and Exchange Commission
September 30, 2021

Total credit items	$ -
Total debit items	-
Reserve computation	
Excess of total credits over total debits	$ -
Amount held on deposit in "Reserve Bank Account" at September 30, 2021	$ 10,000

There are no differences from the above computation and the Company's computation reported in Part II of the Focus Report on Form X-17a-5 as of September 30, 2021.

U.S. BOSTON CAPITAL CORPORATION
Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission
For the period of October 1 through October 3, 2020

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control have been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	$ -
	A. Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
	A. Number of items	-

edelstein

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
U.S. Boston Capital Corporation

We have examined U.S. Boston Capital Corporation's statements for the period October 1, 2020 through October 3, 2020, included in the accompanying Compliance Report pursuant to Rule 17a-5(d)(3) of the Securities and Exchange Commission, that (1) U.S. Boston Capital Corporation has established and maintained internal control over compliance as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5; (2) U.S. Boston Capital Corporation's internal control over compliance was effective for the period October 1, 2020 through October 3, 2020; (3) U.S. Boston Capital Corporation was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule"), and 240.15c3-3(e) (the "reserve requirements rule") and SEC Rule 17a-13 Quarterly Security Counts, for the period October 1, 2020 through October 3, 2020; and (5) the information that U.S. Boston Capital Corporation used to state whether it was in compliance with Rule 15c-3-1 and paragraph (e) of rule 15c3-3 for the period October 1, 2020 through October 3, 2020 was derived from the books and records of U.S. Boston Capital Corporation.

U.S. Boston Capital Corporation's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing U.S. Boston Capital Corporation with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-17 C.F.R.§240.15c3-3, 17 C.F.R. §240.17a-13, or NASD Rule 2340 under the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of U.S. Boston Capital Corporation will be prevented or detected on a timely basis. Our responsibility is to express an opinion on U.S. Boston Capital Corporation's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether U.S. Boston Capital Corporation's internal control over compliance was effective as of and during the period October 1, 2020 through October 3, 2020; U.S. Boston Capital Corporation complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) for the period October 1, 2020 through October 3, 2020; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) for the period October 1, 2020 through October 3, 2020 was derived from U.S. Boston Capital Corporation's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating U.S. Boston Capital Corporation's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with §§ 240.15c3-1 and 240.15c3-3(e) was derived from U.S. Boston Capital Corporation's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, U.S. Boston Capital Corporation's statements referred to above are fairly stated, in all material respects.

Edelstein & Company LLP

Boston, Massachusetts
November 23, 2021

Edelstein & Company LLP 160 Federal Street 9th Floor Boston MA 02110 edelsteincpa.com A Member of AGN International, Ltd.

U.S. BOSTON CAPITAL CORPORATION

Compliance Report pursuant to Rule 17a-5(d)(3)
of the Securities and Exchange Commission
For the Period October 1, 2020 through October 3, 2020

---

(1) U.S. Boston Capital Corporation has established and maintained Internal Control Over Compliance as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Internal Control Over Compliance of U.S. Boston Capital Corporation was effective for the period October 1, 2020 through October 3, 2020.

(3) The Internal Control Over Compliance of U.S. Boston Capital Corporation was effective as of and for the period October 1 through October 3, 2020.

(4) U.S. Boston Capital Corporation was in compliance with Rule 17 C.F.R.§§ 240.15c3-1 (the "net capital rule"), 240.15c3-3(e) (the "reserve requirements rule") and SEC rule 17a-13 Quarterly Security Counts, as of and for the period October 1, 2020 through October 3, 2020.

(5) The information that U.S. Boston Capital Corporation used to state whether it was in compliance with Rule 15c-3-1 and paragraph (e) of Rule 15c3-3 was derived from the books and records of U.S. Boston Capital Corporation.

Signature: Deborah A. Kessinger (signed)
Deborah A. Kessinger, President

Date: 11-23-2021

edelstein

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
U.S. Boston Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to Rule 17a-5(d)(1) and (4) of the Securities and Exchange Commission, in which (1) U.S. Boston Capital Corporation claimed exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §15c3-3(k)(2)(i) and §15c3-3(k)(2)(ii) and (2) U.S. Boston Capital Corporation stated that U.S. Boston Capital Corporation met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period October 4, 2020 to September 30, 2021 without exception. U.S. Boston Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Boston Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edelstein & Company LLP

Boston, Massachusetts
November 23, 2021

Edelstein & Company LLP 160 Federal Street 9th Floor Boston, MA 02110 edelsteincpa.com A Member of AGN International, Ltd.

U.S. BOSTON CAPITAL CORPORATION

Exemption Report pursuant to Rule 17a-5(d)(1) and (4)
of the Securities and Exchange Commission
For the Period October 4, 2020 through September 30, 2021

U.S. Boston Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii)
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period October 4, 2020 through September 30, 2021 without exception.

U.S. Boston Capital Corporation

I, Deborah A. Kessinger, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Deborah A. Kessinger
Title: President
Date 11-23-2021

edelstein

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
U.S. Boston Capital Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by U.S. Boston Capital Corporation (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2021. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Edelstein & Company LLP

Boston, Massachusetts
November 23, 2021

Edelstein & Company LLP 160 Federal Street 9th Floor Boston, MA 02110 edelsteincpa.com A Member of AGN International, Ltd.

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 9/30/21

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15885 FINRA SEP
US BOSTON CAPITAL CORPORATION
55 OLD BEDFORD ROAD
LINCOLN, MA 01773-1125

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Diane Hunt 781-676-5941

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 12,646.71
B.	Less payment made with SIPC-6 filed (exclude interest) ________ Date Paid	(9,055.37)
C.	Less prior overpayment applied	(-)
D.	Assessment balance due or (overpayment)	3,591.34
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 3,591.34

G. PAYMENT: √ the box
Check mailed to P.O. Box [√] Funds Wired [ ] ACH [ ]
Total (must be same as F above) $ ________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

US BOSTON CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

Deborah A. Kissey
(Authorized Signature)

PRESIDENT
(Title)

Dated the 20 day of OCTOBER, 2021.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01/2020
and ending 09/30/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,250,894
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,595,480
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	224,272
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,819,752
2d. SIPC Net Operating Revenues	$ 8,431,142
2e. General Assessment @ .0015	$ 12,646.71
	(to page 1, line 2.A.)